UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

22940F103

(CUSIP Number)

Joseph Conte, President

West North Holdings, Inc.

(formerly Diamond Springs Water, Inc.)

2400 Charles City Road

P.O. Box 38668

Richmond, VA 23231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/21/2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 22940F103	Page 2 of 4 Pages

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) West North Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC See Item 3 below.
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,112,860
	(8)	Shared voting power 0
	(9)	Sole dispositive power 00,000
	(10)	Shared dispositive power 1,112,860
(11)	Aggregate amount beneficially owned by each reporting person 1,112,860
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.21%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP No. 22940F103	Page 3 of 4 Pages

Item 1.    Security and Issuer.

The name of the Issuer is Crystal Rock Holdings, Inc. (the “Issuer”), a Delaware Corporation, which has its principal offices at 1050 Buckingham St., Watertown, CT, 06795. This Schedule 13D relates to the Common Stock, $.001 par value (the “Shares”).

Item 2.    Identity and Background.

This Schedule 13D is being filing by Joseph Conte in his capacity as President and majority shareholder of West North Holdings, Inc. (“WNH”). WNH is a Virginia Corporation that is in the office refreshment business in Virginia and North Carolina. The principal place of business is 2400 Charles City Road, Richmond, VA 23231. Joseph Conte is a citizen of the United States.

Joseph Conte has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Joseph Conte nor WNH has not, during the past five years, been a party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.    Source or Amount of Funds or Other Consideration.

The funds for the purchase the shares came from working capital of WNH. Joseph Conte, through his role at WNH, exercises investment discretion. No borrowed funds were used to purchase the shares.

Item 4.    Purpose of Transaction.

WNH acquired the Shares of the Issuer for investment purposes. WNH intends to evaluate the business prospects of the Issuer. In connection with such an evaluation, Joseph Conte, through his role at WNH, may from time to time consult with management and other shareholders of the Issuer.

Except as set forth above, Joseph Conte and WNH have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) WNH beneficially owns 1,112,860 shares of Crystal Rock Holdings, Inc. common stock, representing 5.21% of the outstanding shares of 21,360,441 per the most recent 10Q filed with the Securities and Exchange Commission.

(b) Joseph Conte, through his role at WNH, has the sole power to vote or direct the vote and the sole power and to dispose or direct the disposition of the 1,112,860 shares of Crystal Rock Holdings, Inc.

(c) The trading dates, the number of Shares purchased and the price per share for all transactions in the Shares in the past 120 days by WNH are set forth in Exhibit A and were effected in public sales.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between WNH and any person with respect to any securities of Crystal Rock Holdings, Inc., including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

Item 7.    Material to Be Filed as Exhibits.

Exhibit A: A description of the transactions in the Shares that were affected by the WNH during the 120 days prior to September 30, 2014 is filed herewith as Exhibit A.

13D

CUSIP No. 22940F103	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

West North Holdings, Inc.

Joseph Conte,
Name

President
Title

September 30, 2014
Date

EXHIBIT A:

WEST NORTH HOLDINGS, INC.

CRYSTAL ROCK SHARES

ACQUISITION HISTORY 06/2014 TO 09/2014

	CRYSTAL ROCK
DATE	# OF SHARES	PRICE	COST	FEE	VALUE
06/19/14	25,000	$0.840	20,997.50	9.99	21,007.49
06/20/14	44	$0.830	36.52	9.99	46.51
07/03/14	20	$0.840	16.80	9.99	26.79
07/07/14	5,578	$0.830	4,629.74	9.99	4,639.73
07/11/14	4,402	$0.830	3,653.66	9.99	3,663.65
07/14/14	400	$0.830	332.00	9.99	341.99
07/15/14	4,600	$0.830	3,818.00	9.99	3,827.99
07/23/14	1,300	$0.820	1,066.00	9.99	1,075.99
07/24/14	3,700	$0.820	3,034.00	9.99	3,043.99
07/29/14	3,200	$0.800	2,560.00	9.99	2,569.99
07/30/14	1,800	$0.800	1,440.00	9.99	1,449.99
08/05/14	1,194	$0.770	919.38	9.99	929.37

	51,238				42,623.48